

Mail Stop 4561

April 14, 2016

Yi Xing Wang
President and Chief Executive Officer
Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5
Canada

> **Re: Phoenix Apps Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2016**
> **File No. 333-209591**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2016 letter.

Risk Factors

The past profits and sales related to the apps…, page 11

1.   We note the added risk factor in response to prior comment 8. The last sentence in this risk factor states that the Apps "are susceptible to possible impairment." It appears for disclosure elsewhere, however, that the portfolio of Apps has been fully impaired. Please advise or revise.

Liquidity and Capital Resources

Liquidity, page 24

2.   You state in the second paragraph, added in response to prior comment 9, that your current cash on hand of $2,275.13 allows you to sustain operations for two months. According to your December 31, 2015 balance sheet you have no cash. Please clarify the date as of which you estimate the cash on hand.

3.   You disclose further that, "Based on historical revenues and current expense levels, the company expects to be able to sustain operations for the next twelve (12) months." Please tell us why you believe it is reasonable to assume historical revenues for purposes of this disclosure, given the full impairment of the portfolio of apps purchased pursuant to the Asset Purchase Agreement dated November 30, 2015 and your auditor's going concern qualification.

Certain relationships and related party transactions, page 34

4.   Please clarify the disclosure in the first paragraph on page 34 that you added in response to the first bullet point in prior comment 12. It is unclear why Messrs. Wadden and Mirzaagha were paid $1,480 and why such amount is "recoverable."

Financial Statements

5.   Please have your independent registered public accounting firm revise its audit report to include all of the financial statements presented in your filing, including the following:

   •   The balance sheet of Phoenix Apps (the Predecessor) as of 2014 and the related statements of operations, changes in partners' capital and cash flows for the year ended December 31, 2014 and the period January 1, 2015 to November 29, 2015.

   •   The balance sheet of Phoenix Apps, Inc. (the Successor) as of December 31, 2015 and the related statements of operations, changes in stockholders' equity, and cash flows for the period November 30, 2015 to December 31, 2015

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3843 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
        Eilers Law Group P.A.